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        Elbit Medical Imaging Ltd. Announces that Elscint holding Gamida-
         Cell and Teva Will Develop and Commercialize StemEx(R) for the
                             Treatment of Leukemia

              Preparations Underway to Commence Phase II/III Study

Tel-Aviv, Israel - February 21, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI") announced today that it has been advised by its subsidiary company, Elscint Limited (NYSE:ELT) (Elscint"), in which EMI holds approximately 61%, that Teva Pharmaceutical Industries Ltd. ("Teva") (Nasdaq:TEVA) has exercised its option to enter into a joint venture with Gamida-Cell Ltd. ("Gamida-Cell"), in which Elscint (through a wholly owned subsidiary) holds 29.2% ona fully diluted basis, in order to develop and commercialize StemEx(R) for the treatment of Leukemia and Lymphoma. Gamida-Cell (www.gamida-cell.com) is a leader in the expansion of hematopoietic (blood) stem cell therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.

As part of its investment in Gamida-Cell in 2003, Teva holds an option to jointly complete development and globally commercialize StemEx(R). Teva will invest, under certain conditions, up to $25 million in the joint venture.

Currently, only 15% of patients requiring bone marrow transplantation, who do not have genetically matched relatives, are able to find matching donors. StemEx(R), which was developed by Gamida-Cell based on inventions from the Hadassah hospital in Jerusalem, is cord blood highly enriched with stem cells. Data from Gamida-Cell's Phase I/II study presented at the annual conference of the American Society for Hematologyin December 2004, demonstrated that StemEx(R) has the potential to fulfill a life saving need for the majority of patients who cannot find matching donors.

Rachel Lavine, President and CEO of Elscint, commented: "As the largest shareholder in Gamida-Cell, we are pleased to see a prominent partner such as Teva recognize the potential of the company's science and partner with them to achieve their strategy of leading the Cell Therapy market."

"Gamida-Cell is pleased to continue and expand its collaboration with Teva. It is our intention to begin a pivotal Phase II/III study of StemEx(R) and secure fast track designation," said Gamida-Cell CEO, Mr. Ehud Marom. "The execution of our agreement with Teva places Gamida-Cell in the lead of the emerging, multi billion dollar Cell Therapy market."

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

   Company Contact:                       Investor Contact:
   Mr. Marc Lavine                        Rachel Levine
   +011-972-3-6036000                     The Anne McBride Company
                                          +1-212-983-1702 x207
                                          rlevine@annemcbride.com